Exhibit 4.28

Description of Employment Arrangement with Shastri Ramnath

On May 17, 2012, Bridgeport Ventures, Inc. (the “Corporation”) entered into an arrangement with Shastri Ramnath whereby Ms. Ramnath continues to serve in the role of President and Chief Executive Officer of the Corporation on a part-time basis. In accordance with the arrangement, Ms. Ramnath’s base salary of $200,000 was continued until the end of May 2012. At the end of May, she received a payment of $200,000 less statutory deductions as a result of the change in Ms. Ramnath’s responsibilities. Beginning June 1, 2012, services rendered are to be billed by Ms. Ramnath’s personal services company and payment is now made in accordance with invoices received from that company. Ms. Ramnath now receives remuneration for her services at a monthly rate of $10,000 and Ms. Ramnath works 11 days each month. She is remunerated at the rate of $1,000 per day for days worked in excess of 11 days in any month, with such further payment to be agreed upon in writing before it is incurred.

All information generated during the course of Ms. Ramnath’s employment with the Corporation belongs to the Corporation and must be kept in confidence. Release of any such data may only be made with the specific written approval of the Corporation.

Any and all benefits under Ms. Ramnath’s prior employment arrangement ceased and as an independent contractor, she is responsible for payment of all taxes.

As an independent contractor, Ms. Ramnath will work for other clients, but her first responsibility is to the Corporation. Ms. Ramnath agrees to disclose to the Corporation the names of other clients for whom she is working in advance of accepting any mandate. If a conflict of interest exists as a result of any proposed mandates or occurs while working for another company, the Corporation may at its sole discretion terminate its arrangement with Ms. Ramnath on 30 days’ notice, rather than 90 days’ notice as contemplated below.

This arrangement is subject to termination on 90 days’ notice by either Ms. Ramnath or the Corporation. No further payments would be due to Ms. Ramnath thereafter.

Ms. Ramnath’s current option package remains current during her tenure as a contractor as contemplated under the arrangement, and continues for a further 90 days after notice of termination of Ms. Ramnath’s services.